EXHIBIT 99.1

Johnson to take up enhanced role for Adecco as Compliance and Business Ethics Officer

CHESEREX, SWITZERLAND - September 7, 2004: Tunde Johnson, a UK citizen, is to be appointed with immediate effect to the newly enhanced role of Compliance and Business Ethics Officer at Adecco, the world's leading staffing services firm.

The role, which reports to the Board of Directors, assumes responsibility for the further development of the group's internal compliance procedures, other systems development, and the business culture more widely.

Mr Johnson has served with Adecco since 1996, first as Legal and Commercial Director for Adecco UK, and from 1999 as Senior Vice President - International Corporate Affairs. Since March this year, he has served as acting Group General Counsel. He previously served as Corporate Counsel and HR Manager with Manpower in the UK. Mr Johnson holds a BA (Hons) in Economics and qualified as a Barrister in London.

Commenting on the appointment to the enhanced role, Adecco Group Chief Executive Jerome Caille said:

"We remain strongly focused on the installation of best practice across the range of our systems and procedures. This reflects not only our wish to learn from and install the lessons learnt during our financial reporting issues earlier this year, but to build further a business culture which will secure our world leadership in staffing services into the future.

We are the ultimate people business, and Tunde's strong experience in the legal and HR fields, as well as extensive knowledge of our industry and Group, make him the ideal choice for this senior and mission-critical role. We know that he will excel in it."

Further information can be found at the Investor Relations page at www.adecco.com.

Forward-looking statements

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Adecco Group's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Adecco Group's reports on Form 20-F made pursuant to the Securities Exchange Acto of 1934. For instance, the Adecco Group's results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which the Adecco Group operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business condition in the countries or regions in which the Adecco Group operates. In addition, the market price of the Company's stock may be volatile from time to time as a result of, among other things: the Adecco Group's operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 6,000 offices in 71 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing; Ajilon Professional; and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A is registered in Switzerland and is listed on the Swiss Exchange (ADEN/trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marche (ADE).

Further information can be found at the Investor Relations page at www.adecco.com.

The media release can be downloaded from the following link:

Contacts:

Adecco m & c
Corporate investor relations
Investor.relations@adecco.com or ++41 1 878 8884

Cubitt Consulting
Simon Barker
Simon.barker@cubitt.com or + 44 (0) 207 367 5100